Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-160231

Ruth’s Hospitality Group, Inc. Reports Preliminary Sales Results for the

Fourth Quarter 2009

Company also announces that it will participate in two investor conferences in January

HEATHROW, FL—(BUSINESS WIRE)—January 4, 2010—Ruth’s Hospitality Group, Inc. (NASDAQ: RUTH) today reported preliminary sales results for the 13-week fourth quarter ended December 27, 2009.

Total company-owned restaurant sales decreased by 10.5%, to $83.7 million for the fourth quarter ended December 27, 2009 compared to $93.5 million for the fourth quarter ended December 28, 2008. Company-owned comparable restaurant sales for Ruth’s Chris Steak House decreased 11.2% in the fourth quarter of 2009 from the fourth quarter of 2008, compared to an 18.7% decrease in the fourth quarter of 2008 from the fourth quarter of 2007. Sales results in the fourth quarters of 2009 and 2008 have been adjusted downward to reflect the reclassification of sales discounts from operating expenses to net sales. The adjustment for sales discounts in the fourth quarter of 2009 was $2.1 million, while the adjustment for sales discounts in the fourth quarter of 2008 was $3.0 million. Comparable restaurant sales for Mitchell’s Fish Market decreased 2.6% for the fourth quarter of 2009 from the fourth quarter of 2008.

Mike O’Donnell, Chief Executive Officer and President of Ruth’s Hospitality Group, stated, “We believe our preliminary sales results for the fourth quarter suggest that the sales environment at our restaurants has stabilized. While absolute sales volumes have declined from 2008, our unit level cash flow and return on capital continue to be very solid given cost initiatives that have become a permanent part of our model. In terms of the specific guidance metrics we’ve referenced throughout the year, we expect to meet targets for cost of goods sold, general and administrative expenses and capital expenditures, which we believe will continue to drive free cash flow generation and will assist us in our on-going debt reduction efforts. In fiscal 2009, we reduced our outstanding debt by approximately $35 million.”

Mr. O’Donnell continued, “As we enter 2010, we believe the proposed financing transactions we announced on December 22, 2009 will allow us to further reduce the Company’s leverage in a very meaningful way and provide us with the financial flexibility to improve our performance and competitive position. In addition, we believe that adding a representative to our board from Bruckmann, Rosser, Sherrill & Co., an experienced and successful restaurant industry investor, upon completion of the proposed financing transactions will enhance our strategic decision making process. With two strong brands and a great team in place, we believe we are well prepared to seize the opportunities and confront the challenges in the year ahead.”

Management expects to release final audited results and comment on 2009 performance as well as strategic plans for 2010 on its quarterly earnings call, which is currently scheduled for mid-February.

Participation at the 8th Annual Cowen and Company Consumer Conference and the 12th Annual ICR XChange Conference

The Company also announced that Mike O’Donnell, Chief Executive Officer and President, and Bob Vincent, Executive Vice-President and Chief Financial Officer, are scheduled to participate in one-on-one investor meetings at the 8th Annual Cowen and Company Consumer Conference at The Westin New York at Times Square on January 11, 2010. They are also scheduled to participate in one-on-one investor meetings at the 12th Annual ICR XChange at The St. Regis Monarch Beach Resort & Spa in Dana Point, California on January 13 and 14, 2010.

About Ruth’s Hospitality Group, Inc.

Ruth’s Hospitality Group, Inc. (NASDAQ: RUTH) is a leading restaurant company focused exclusively on the upscale dining segment. The Company owns the Ruth’s Chris Steak House, Mitchell’s Fish Market, Mitchell’s Steakhouse and Cameron’s Steakhouse concepts. Ruth’s Hospitality Group, Inc. was founded in 1965 and currently has more than 150 Company- and franchisee-owned locations worldwide.

For further information about our restaurants, to make reservations, or to purchase gift cards, please visit: www.RuthsChris.com, www.MitchellsFishMarket.com, www.MitchellsSteakhouse.com and www.Camerons-Steakhouse.com. For more information about Ruth’s Hospitality Group, Inc., please visit www.rhgi.com.

Important Notice

The Company has filed a registration statement (including a prospectus) with the SEC (File No. 333-160231) and intends to file a prospectus supplement with respect to its proposed common stock rights offering. Before you invest, you should read the prospectus and, when filed, the prospectus supplement and other documents the Company has filed with the SEC for more complete information about the Company and the rights offering.

In connection with the Company’s proposed private placement transaction, the Company has filed a preliminary proxy statement with the SEC and intends to file a definitive proxy statement and to mail the definitive proxy statement to the Company’s stockholders. The Company and its directors and officers may be deemed to be participants in the solicitation of proxies from the Company’s stockholders in connection with the private placement transaction. Information about the Company’s directors and executive officers and their ownership of its securities will be set forth in the definitive proxy statement to be filed by the Company with the SEC.

When available, you may obtain the foregoing documents, including the prospectus supplement and the preliminary and definitive proxy statements, for free by visiting EDGAR on the SEC web site at www.sec.gov. In addition, copies of the prospectus and prospectus supplement for the rights offering may be obtained, when available, from the information agent to be identified in the prospectus supplement. Investors should read the definitive proxy statement and the prospectus and prospectus supplement carefully before making any voting or investment decision because these documents will contain important information.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements” that reflect, when made, our expectations or beliefs concerning future events that involve risks and uncertainties. Forward-looking statements frequently are identified by the words “believe,” “anticipate,” “expect,” “estimate,” “intend,” “project,” “will be,” “will continue,” “will likely result” or other similar words and phrases. Similarly, statements herein that describe our objectives, plans or goals also are forward-looking statements. Actual results could differ materially from those projected, implied or anticipated by our forward-looking statements. Some of the factors that could cause actual results to differ include the risk factors identified in the reports we file with the Securities and Exchange Commission, including our Annual Report on Form 10-K for the fiscal year ended December 28, 2008 and subsequently filed Quarterly Reports on Form 10-Q, all of which are available on the SEC’s website at www.sec.gov. In addition, the forward-looking statements contained in this press release with respect to our financial results for the quarter and year ended December 27, 2009 are based on preliminary information and are subject to revision. Although the period is now completed, the Company is still in the early stages of its standard financial reporting closing processes and procedures, an as it completes these processes and procedures, actual results could differ materially from these preliminary estimates. Factors that could cause the Company’s actual results to differ materially from those contained in this press release include inaccurate data or assumptions and changes in facts or circumstances affecting the application of the Company’s critical accounting policies, including revenue recognition and reserves for contingencies. All forward-looking statements are qualified in their entirety by this cautionary statement, and we undertake no obligation to revise or update this press release after the date hereof.